LMI AEROSPACE, INC.
411 Fountain Lakes Boulevard
St. Charles, Missouri 63301

May 27, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C.  20549

Attention:              Linda Cvrkel,
Branch Chief

Re:          LMI Aerospace, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 16, 2009
File No. 000-24293

Dear Ms. Cvrkel:

Please find below the responses of LMI Aerospace, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of May 14, 2009 (the “Comment Letter”) regarding the Company’s Form 10-K for the Year Ended December 31, 2008 (the “Form 10-K”) and the Definitive Proxy Statement for the Company’s 2009 Annual Meeting (the “Proxy Statement”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Form 10-K for the Year Ended December 31, 2008

Statements of Income, page 45

1.  We note your presentation of “net sales” on the face of the income statement.  Please tell us, and disclose in the notes to the financial statements in future filings, the nature of any amounts that are recorded as reductions to revenue on the income statement.

The reductions from revenue to arrive at “net sales” in our income statement relate to sales discounts (including customer volume rebates) and adjustments. The following table presents the amount of sales discounts and adjustments for each of the three years presented in the Form 10-K and their relative size to net sales (dollars in thousands):

Division of Corporate Finance
Securities and Exchange Commission
May 27, 2009

	Year Ended December 31
	2008	2007	2006
Net sales	239,462	168,502	122,993
Sales discounts and adjustments	1,126	378	59
Sales discounts and adjustments
as a percentage of net sales	0.47%	0.22%	0.05%

Given the immaterial amount of sales discounts and adjustments, we did not disclose these items in the past. However, we will continue to monitor these items and incorporate appropriate disclosures in future filings if the amount of sales reductions exceeds 5% of net sales.

Statements of Cash Flows, page 47

2.  We note your disclosure of net advances (payments) on revolving lines of credit as a financing activity on the statements of cash flows.  Please revise future filings to present the advances and payments separately, on a gross basis, or explain to us why you believe net presentation is appropriate.  Please refer to paragraphs 11-13 of SFAS No. 95 for guidance.

Paragraph 13 of SFAS No. 95 states that “(i)tems that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to (a) investments… (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less”. While our revolving credit agreement extends over one year, our borrowing activity on the revolving lines of credit is short term in nature. Our credit agreement allows us to obtain advances and make payments on our revolving lines of credit on a daily basis and such activities generally involve large amounts. The following table presents the actual activities on our principal revolving line of credit during the year ended December 31, 2008:

	Number of Transactions	Average Days Outstanding (1)	Total Amount of Transactions
Borrowings	29	3.6	53,250,000
Repayments	24	10.8	(55,750,000)
			(2,500,000)	(2)

(1) Calculated as an average of the number of days between borrowings and repayments, respectively.
(2) The amount differs from the $3.0 million per the Consolidated Statement of
Cash Flow included in the Company's Form 10-K for the year ended December 31, 2008 due to activities in the Company's second line of credit, which allows daily borrowings and repayments with a credit limit of $1.0 million.

Based on the above activities, we would have shown gross advances on our principal line of credit of $53.3 million and gross payments of $55.8 million for the year ended December 31, 2008. Given the large dollar amounts and quick turnover on most of the activities, we believe that gross activities would not be meaningful to a reader of the financial statements and as such it is appropriate to report the activity under the revolving lines of credit on a net basis.

Division of Corporate Finance
Securities and Exchange Commission
May 27, 2009

Note 4. Goodwill and Intangible Assets, page 53

3.  We note your disclosure that you performed a goodwill impairment analysis as of October 1, 2008 and as a result recorded $2.3 million in goodwill impairment.  In light of the significant decrease in your stock price since October 1, 2008 and continuing adverse economic conditions throughout the fourth quarter of 2008 and into the first quarter of 2009, please tell us whether you have performed an updated impairment analysis on goodwill and/or other intangibles pursuant to the guidance in paragraphs 8 and 28 of SFAS No. 144.  If so, please provide us the results of the analysis including all assumptions used.  Please note that to the extent that the Company’s actual results for annual and quarterly periods have not met those anticipated or projected in the Company’s prior impairment analysis as of October 1, 2008, an additional charge with regard to the Company’s goodwill and other intangible assets may be warranted.  If you have not performed an updated impairment analysis since October 1, 2008, please explain to us why you do not think one was necessary.

As noted in our discussion of critical accounting policies on page 41 of the Form 10-K, we did consider the decline in our stock price in assessing potential impairments. However, given the recent volatility in the stock market, the fact that approximately 25% of our shares are held by affiliates, and the low trading volume of our stock (less than 100,000 shares traded daily on many days), we do not consider our quoted market price to be the primary indicator of the fair value of our reporting units in accordance with the guidance provided in paragraphs 23 and B154 of SFAS No. 142. As the Company is an aggregation of several businesses that sell to similar customers but do not operate with the same suppliers or cost structures and do not deliver similar products and services, we are required to evaluate goodwill of the acquired businesses based upon lower level reporting units that are primarily the entities that were acquired.  There are no quoted market values for these reporting units.  Therefore, the Company has evaluated the carrying value of goodwill recorded for these reporting units using various market based valuation techniques, including discounted cash flow estimates and earnings multiple estimates. We also note that the consolidated company includes reporting units that do not have any associated goodwill.

At December 31, 2008, the Company’s carrying value of goodwill related to two reporting units as shown below (dollars in thousands):

	Carrying Value	% of Total
Tempco	$3,350	7%
D3 Technologies	42,908	93%
	$46,258	100%

Consistent with the requirements of SFAS No. 142, we began performing the impairment analysis of our goodwill as of October 1, 2008, utilizing the services of a third-party expert in business valuations.  After providing the operating projection to the third-party expert, we updated our projection in January 2009 based upon declining trends in one of the reporting units, namely our Tempco Engineering reporting unit (“Tempco”). This updated projection including draft operating performance through year-end and reduced expectation for future years, resulting in the impairment that was recorded in December of 2008.  Subsequent to the 2008 year-end, we reviewed the actual 4th quarter 2008 operating results of the Tempco reporting unit and noted they were consistent with the projection used to perform the goodwill analysis as shown in the table below (dollars in thousands):

Division of Corporate Finance
Securities and Exchange Commission
May 27, 2009

	Projection	Actual
Total Revenue	3,711	3,711
Cost of Goods Sold	3,235	3,208
Gross Profit	476	503
Operating Expenses	291	263	(1)
Operating Income	185	240
(1) Amount excludes $2,303 of goodwill impairment charge.

Therefore, we believe the impact of the economic downturn was considered in our assessment.  During the first quarter, we experienced financial challenges and made operational changes at Tempco as we reduced employment levels by 30% and began re-aligning work flows. These changes make comparison to operational targets ambiguous for the first quarter and not indicative of expected future performance.  We continue to monitor operational performance and, if circumstances dictate, will assess the need to perform an impairment analysis in accordance with paragraph 28 of SFAS No. 142.

Our October 1, 2008 analysis related to D3 Technologies, Inc. (“D3”) indicated that the estimated fair value of that reporting unit exceeded its carrying value. We primarily use our projections to estimate fair value under a discounted cash flow model. We have not performed an updated analysis on the D3 reporting unit since our October 1, 2008 analysis as this business is still operating at levels above those initially expected when we established the purchase price for D3.  However, D3 has not performed to our even higher internal projections for either the fourth quarter of 2008 or the first quarter of 2009.  These shortfalls are primarily due to lower overtime and a larger than anticipated number of non-chargeable hours and inefficiencies from transitioning engineers from more mature assignments to new engineering programs, which impact revenues and operating profits in those quarters.  We do not feel these variances from expectation are long-term in nature and indicative of a permanent decline in business opportunities that would be considered an impairment indicator which would require an impairment test.  Similar to our assessment of Tempco, we will continue to review D3’s performance in accordance with paragraph 28 of SFAS No. 142.

As of December 31, 2008, approximately 86% (or $15.4 million) of the Company’s identifiable intangible assets (other than goodwill) related to D3. These intangible assets are primarily related to D3’s customer relationships and tradename. The non-amortizable tradename is evaluated for impairment annually in accordance with paragraph 16 of SFAS No. 142. As noted above, we did not identify any potential impairment indicators related to our D3 reporting unit and as such did not perform any additional impairment testing subsequent to October 1, 2008. In reviewing the other amortizable assets under paragraph 8 of SFAS No. 144, we did not identify any change in circumstance to indicate the carrying value of these assets would not be recoverable as overall our outlook for the D3 business has not changed.  We found no evidence of significant erosion of D3’s business opportunities or significant changes in the operating and/or regulatory environment for the business.  Given the performance of D3, there was no consideration given to paragraph 28 of SFAS No. 144 regarding abandonment of the assets.

The remaining 14% (or $2.5 million) of the Company’s intangibles are primarily related to customer relationship intangibles acquired in the 2002 acquisition of Versaform Corporation.  Similarly, we found no evidence that these intangibles were impaired due to any significant changes in the current business environment.  Please note that these intangibles were valued soon after the events of September 11, 2001, which had more significant impacts upon our industry than the current economic environment has presented to date.

Division of Corporate Finance
Securities and Exchange Commission
May 27, 2009

Note 12.  Acquisition of D3 Technologies, page 58

4.  We note that in your purchase price allocation of D3 Technologies, 73% of the total purchase price was allocated to goodwill.  Please explain to us how you determined or calculated the amounts allocated to other intangible assets and how you considered intangible assets such as contract based or technology based intangibles in your allocation.  Also, please tell us and disclose in future filings, a description of the factors that contributed to a purchase price that results in the recognition of goodwill and the amount of goodwill that is expected to be deducted for tax purposes.  Additionally, in future filings, please disclose the amount assigned to each major asset and liability class, rather than presenting a total for tangible assets and liabilities and when intangibles are acquired, please disclose the amount assigned to each intangible asset class and the weighted average amortization period by asset class.  See paragraphs 51 and 52 of SFAS No. 141.

D3 is an engineering consulting firm with substantial expertise in the aerospace and defense industry.  As such, D3 did not possess any inventory and had a small amount of machinery and equipment at the time of its acquisition by the Company.  At the time of the purchase, D3 had less than $12.5 million in net working capital and tangible assets.  Considering that the total consideration, including acquisition costs, was $66.7 million, the intangible assets of D3 represented the majority of its value.  Most of that value came from its engineering and design staff and its customer relationships.  In addition to those intangible assets, there were also significant synergies between the manufacturing capabilities of LMI and the design and engineering expertise of D3.  These synergistic benefits were reflected in the large amount of the Company goodwill that was created in the purchase. Since we acquired outstanding shares of D3, none of the goodwill is eligible for deduction for tax purposes.

We engaged an outside expert to consult on the purchase price allocation for the purchase of D3.  The following explains the different types of intangible assets considered when allocating the purchase price among the various assets of D3:

•
Marketing-Related – D3 provided services to companies within the top-tier of the aerospace and defense industry, and therefore, had a somewhat limited number of potential clients.  Because of the limited number of potential clients and the fact that D3 essentially sells services to businesses rather than products to consumers, the value of the marketing-related intangible assets was less than that of other companies such as consumer product companies.  However, there was still value in the marketing-related intangible asset of D3’s tradename.

The value of D3’s tradename was determined using the relief from royalty method and assuming an indefinite life.  The tradename was deemed to have an indefinite life based upon a review of the factors in Paragraph 11 of SFAS No. 142.  At the time of the acquisition, the D3 tradename had been in existence for over 20 years and was known to several of the largest aerospace and defense companies.  LMI plans to continue to renew and utilize the D3 tradename indefinitely as an indication of the high quality of service and expertise that the D3 name communicates to the market.  There are no legal, regulatory, or contractual provisions that limit the useful life of the D3 tradename as it can be renewed every 10 years at a minimal cost.  As a result, the Company does not amortize the tradename but instead, tests it annually for impairment.  If, at some point in the future, management determines that the useful life is no longer indefinite, we will amortize this intangible asset over its useful life.

Division of Corporate Finance
Securities and Exchange Commission
May 27, 2009

The royalty rate used in the relief from royalty calculation was 1.0% of revenue.  The rate was based on an analysis of existing licensing agreements that companies have undertaken for other tradenames.  The royalty rate used was lower than the median rate observed in the market data, but the higher rates in the market data can be explained by the fact that many of those companies were consumer oriented rather than business to business.  The value of the tradename was calculated at $4.2 million.

•
Customer-Related – D3 had long-term contracts with its customers that contained the terms and conditions that would govern the services provided, but these contracts did not specify the level or dollar amount of the services.  As such, we do not believe these contracts had value in the manner that a backlog would, but we do think they indicated the value of D3’s customer relationships. D3 had been able to build lasting relationships with its customers over the years.  These relationships had grown in value in the years leading up to the acquisition as aerospace and defense companies sought to outsource their engineering work.  To value the customer relationships asset, a multi-period excess earnings model was used.  This method yielded a value of $12.6 million for the customer relationships asset.

•	Artistic-Related – Given the nature of D3’s business, no value was found to exist in artistic-related intangible assets.

•
Contract-Based – D3 did not have any long-term customer contracts other than outlining operating terms and conditions or any employment agreements with key employees.  Thus, no value was allocated to contract-based intangible assets.

•
Technology-Based – D3 did not have any proprietary software or technology (patented or non-patented), and it did not have any databases or trade secrets.  The value that D3 provided to clients primarily consisted of the abilities and experience of its consultants.  Therefore, the value that D3 provided was based on the quality of its workforce rather than any technology-based asset.

•
Intangible Assets Not Separable from Goodwill – Assembled workforce is not separately identifiable from goodwill for financial reporting purposes per paragraph A25 of SFAS No. 141(R).  However, D3’s assembled workforce had significant value, and that helps explain the large goodwill value.  To determine the value of the assembled workforce, a cost approach was used.  At the time of the purchase, D3 had over 300 engineers serving on its staff as consultants.  This workforce was highly educated and had gained invaluable experience in the aerospace and defense industry.  Therefore, it would have been costly for D3 to replace such a workforce.  We calculated the cost to replace the workforce at $11.3 million by determining the hiring and training costs it would take to replicate the workforce.

We will include the following financial statement disclosure in our Form 10-K filing for the year ended December 31, 2009:

Division of Corporate Finance
Securities and Exchange Commission
May 27, 2009

The following table summarizes the purchase price allocation for D3 Technologies, Inc. (dollars in thousands):

Current assets	$17,603
Fixed assets	3,000
Intangible assets	16,858
Goodwill	42,908
Current liabilities	(8,656)
Long-term liabilities	(5,052)
Cost of acquisition	$66,661

 Of the $16,858 acquired intangibles assets, $4,222 was assigned to registered trademarks that are not subject to amortization and $12,636 was assigned to customer relations with an original estimated useful life of 15 years.

Note 17.  Subsequent Event, page 63

5.  We note your disclosure that in January 2009 you acquired all of the shares of Integrated Technologies, Inc.  Please provide us with, and disclose in future filings, the disclosure requirements in paragraph 68 of SFAS No. 141(R).

We will include in our future financial statement disclosure information similar to the following:

The following table summarizes the preliminary purchase price allocation for Integrated Technologies, Inc. at the date of acquisition (dollars in thousands):

Current assets	$1,805
Fixed assets	812
Intangible assets	5,639
Goodwill	7,300
Current liabilities	(1,191)
Long-term liabilities	(3,365)
Cost of acquisition	$11,000

 Of the $5,639 acquired intangibles assets, $4,904 was assigned to customer relations with an original estimated useful life of 15 years. The remaining $735 acquired intangible assets consist of trademarks, non-compete agreements and proprietary technology and have a weighted average useful life of 5.6 years.

Included in the assumed liabilities above is the estimated fair value of contingent consideration of $1.2 million, which we believe to be immaterial to the Company’s operations to warrant separate disclosure as required by paragraph 68 of SFAS No. 141(R).

Part IV, page 70

Item 15.  Exhibits and Financial Statement Schedules, page 70

Division of Corporate Finance
Securities and Exchange Commission
May 27, 2009

6.  Please note that all exhibits must be filed in full and include all attachments, schedules and exhibits.  For instance, we note that you have incorporated by reference Exhibits 10.28 and 10.40.  These filings do not include all of the schedules and exhibits listed in the table of contents of the agreement.  Please re-file these exhibits to include the entire agreement, including all exhibits and schedules.

In furtherance of its obligation with respect to disclosure of material information, it is the Company’s practice to include all exhibits, attachments and schedules to an exhibit (the “Underlying Exhibit”) that is filed with the Commission we believe are material to or would otherwise enhance the understanding of the reader of the Underlying Exhibit.  In reviewing the Underlying Exhibits listed in the Exhibit Index to the Form 10-K, we noticed certain inconsistencies between the exhibits, attachments and schedules filed with the Wells Fargo Credit Agreement (Exhibit 10.28 to the Form 10-K) and the Wachovia Bank Credit Agreement (Exhibit 10.40 to the Form 10-K).  Accordingly, we will re-file with our next Report filed under the Securities and Exchange Act of 1934, as amended, the Wachovia Bank Credit Agreement to include the supporting exhibits, attachments and schedules corresponding to those attached to the Wells Fargo Credit Agreement.  We do not believe that the exhibits, attachments and schedules omitted from the other Underlying Exhibits listed in the Exhibit Index to the Form 10-K are material to or enhance the understanding of the reader in terms of evaluating the performance or future prospects of the Company.  Accordingly, we believe that our current practice of evaluating such materials for inclusion with the Underlying Exhibit is adequate and reasonable for disclosure purposes.  We understand that the Company’s responsibility for accurate and adequate disclosure, as confirmed below, includes the exhibits filed pursuant to Item 601 of Regulation S-K.

Definitive Proxy Statement

Annual Incentive Bonus, page 17

7.  We note your disclosure that the performance goals for your annual incentive bonuses relate to the annual income from operations of various operating segments.  In future filings, please provide quantitative disclosure regarding the annual income from operations actually achieved by each segment.

We will provide in our future filings the quantitative disclosure regarding the annual income from operations actually achieved by each segment used to determine incentive bonuses.

Summary Compensation Table, page 22

8.  With respect to the stock awards reported in your Summary Compensation Table, in future filings please clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis section. Refer to Instruction to Item 402(c)(2)(v) of Regulation S-K.  Provide similar information regarding the stock awards listed in your Director Compensation Table on page 12.

Division of Corporate Finance
Securities and Exchange Commission
May 27, 2009

The Company did not grant any stock awards other than restricted shares during the years ended December 31, 2008, 2007 and 2006. Therefore, discussion of assumptions made in the valuation of stock awards would not be applicable. However, we will include in our future financial statement disclosure information similar to the following:

Grant date fair value of restricted shares was determined by reference to the average of the high and low prices of our common stock on the specified award date.

In addition, we will include in the footnotes to the Summary Compensation Table and Director Compensation Table in our future Proxy statement a reference to the above disclosure in our financial statement.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has additional questions or comments, or needs additional supplemental information, please contact me at (636) 916-2150 or Robert H. Wexler of Gallop, Johnson & Neuman, L.C., counsel to the Company, at (314) 615-6238.  Thank you for your attention to this matter.

Sincerely,

    /s/ Lawrence E. Dickinson

Lawrence E. Dickinson
Chief Financial Officer